

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Lawrence L. Metz
President and Co-Chief Executive Officer
Maiden Holdings, Ltd.
94 Pitts Bay Road, 1st Floor
Pembroke HM 08, Bermuda

> **Re: Maiden Holdings, Ltd.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2023**
> **File No. 001-34042**

Dear Lawrence L. Metz:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 31, 2023

Pay Versus Performance Comparison, page 16

1. We note that you have included Net Income Available to Maiden Common Shareholders in column (g) of your pay versus performance table in lieu of Net Income as required by Regulation S-K Item 402(v)(2)(v). Please include net income (loss), as reported in your audited GAAP financial statements, in column (g) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.08 and 128D.09.

2. In your disclosures about the relationship of compensation actually paid to both total shareholder return and net income, you say that the amounts are "generally aligned" or "not directly aligned" respectively. Given that the all of the measures declined by various percentages over the two year period in the pay versus performance table, it is unclear what meaningful relationships are described by use of the terms "generally aligned" or "not directly aligned." Please ensure that your disclosure includes a clear description of the relationships, as required by Item 402(v)(5).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Crawford at 202-551-7767 or Amanda Ravitz at 202-551-3412 if you have questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program